Exhibit 2

                         RAINWATER, INC.           Conformed Copy
                   777 Main Street, Suite 2700     --------------
                     Fort Worth, Texas 76102

                        February 27, 1996



MESA Inc.
1400 Williams Square West
5205 North O'Connor Boulevard
Irving, Texas 75039
Attention: Mr. Boone Pickens

Gentlemen:

     This letter, when executed by you, will evidence (i) our mutual intent, as set forth in Section I of this letter, with respect to the proposed investment in MESA Inc. ("MESA", and together with its consolidated subsidiaries the "Company") by Rainwater Inc. and/or Richard E. Rainwater, together with certain affiliates, partners and other co-investors (collectively, the "Purchasers"), and (ii) certain binding agreements, as set forth in Section II of this letter, relating to such proposed investment (such investment is referred to herein as the "Transaction").

     The matters set forth in Section I of this letter constitute an expression of our mutual intent only and are contingent on the satisfaction of certain conditions, including, without limitation, the satisfactory completion of a due diligence review, the negotiation, execution, and delivery of definitive agreements between the Company and the Purchasers setting forth in detail the terms, provisions, and conditions for the proposed investment (the "Definitive Agreements") and the satisfaction of certain other closing conditions described therein. Purchasers hereby advise you that the funds needed to make their investment as contemplated herein are available and agree that the closing will not be conditioned on their ability to obtain such funds. As indicated in Paragraph 5 of Section II hereof, this letter does not create any obligations of the Company or the Purchasers with respect to such matters. The matters set forth in Section II of this letter, however, constitute binding agreements between the Company and the Purchasers.

                            SECTION I.
                       PROPOSED INVESTMENT
                       -------------------

     1.   Structure of Proposed Investment.  The Transaction will be
          --------------------------------
structured as a purchase of MESA's Convertible Preferred Stock ("Preferred Stock") pursuant to the terms of a rights offering (the "Rights Offering") to MESA's then current shareholders and a placement to the Purchasers, the terms of such Preferred Stock, Rights Offering and placement to be substantially as outlined in Attachment I hereto.

     2.   Debt Refinancing.
          ----------------

     (a)  Initial Review Period.   During the 30 day period following the
          ---------------------
date of the Company's execution hereof (the "Initial Review Period"), representatives of the Purchasers would assist the Company, which would use its reasonable best efforts, in obtaining commitments from financing sources to refinance all of the Company's outstanding indebtedness in connection with its consummation of the Transaction (the "Debt Refinancing"). Such commitments are contemplated to consist of any one or more of the following: commitment letters from one or more banks, financial institutions or other qualified institutional buyers, evidencing their commitment to provide debt financing to the Company and written indications from investment banking firms and other similar financial intermediaries evidencing the likely success of offerings of notes and other similar debt instruments by the Company whether to the public or through private placements; provided that, the Company and the Purchasers will not be precluded from accepting other forms of assurances as adequate evidence of the availability of the necessary financing. In any event, the aggregate principal amount of indebtedness which is the subject of such commitments must be sufficient, when added to the amount of proceeds to be realized from the Transaction and existing available cash balances of the Company, to pay in full all outstanding indebtedness of the Company, which as of the date hereof is approximately $1.2 billion; provided that, during the Initial Review Period, the Purchasers will also investigate the feasibility of repurchasing or restructuring the terms of the Company's 12 3/4% secured discount notes and the feasibility of not refinancing the HCLP notes at this time. Based upon the discussions and information exchanged between the parties prior to the date hereof, and based upon current market conditions, the Purchasers believe it is reasonably likely that the Company will be able to effectuate such Debt Refinancing.

     (b)  Option to Terminate upon Conclusion of the Initial Review Period.
          ----------------------------------------------------------------
The Purchasers shall, at their discretion, have the right to terminate this letter at any time before the close of business on the last day of the
Initial Review Period.   The Purchasers shall provide prompt written notice
to the Company of any election to terminate this letter, and upon such termination the Company shall reimburse the Purchasers for their expenses as provided in Section II, Paragraph 3(d). Absent such termination by the Purchasers, the parties will continue to pursue the Transaction as outlined herein and will work together to develop a mutually acceptable plan for effectuating the Debt Refinancing concurrently with the closing of the Rights Offering, subject however, to any right of either party to terminate this letter in accordance with the terms hereof.

     3.   Corporate Governance.  Contemporaneously with the closing of the
          --------------------
Transaction, the Company will take such actions as are necessary to cause each of the following to occur:

     (a)  Board Representation.  Two representatives designated by the
          --------------------
Purchasers (the "Purchaser Representatives") shall be elected or appointed to MESA's Board of Directors which shall consist of not more than seven members. The Purchasers, the Company and, if necessary, certain shareholders (including officers, directors and other affiliates of the Company), shall have entered into all such agreements or taken all such other actions which are necessary to ensure that the Purchaser Representatives will continue to be nominated and elected to the board on each subsequent date for election of such directors, and will be appointed to and continue to serve on the executive committee described below and MESA's Compensation and Stock Option Committees (comprising 66 2/3% of such committees), in each case for so long as the Purchasers and their affiliates continue to own shares of Preferred Stock equal to at least 30% of the number of shares of Preferred Stock required to be initially purchased by Purchasers hereunder (i.e. $133 million), or continue to own common stock and common stock obtainable upon conversion of Preferred Stock comprising at least 15% of the total number of shares of the Company's outstanding common stock and underlying common stock (the "Minimum Ownership Amount").

     (b)  Executive Committee.  An Executive Committee for the Company will
          -------------------
be created to be comprised of the two Purchaser Representatives and Boone Pickens or his successor. The Executive Committee will act for the whole board of MESA and each operating subsidiary (or the general partner of any partnership subsidiary) on matters which by law do not need whole board authorization and Executive Committee approval will also be required for other Special Authorizations (listed below), regardless of whether the approval of the whole board is also required. The approval of at least two members of the Executive Committee will be required for the following actions:

     (i)   annual general & administrative and capital spending budgets,
     (ii)  deviations from annual capital spending budgets,
     (iii) repurchase or issuance of equity securities,
     (iv)  debt incurrence or amendment of debt facilities,
     (v) any merger, consolidation, reorganization, sale of substantial assets or other fundamental change,
     (vi)  creation or investments in subsidiaries,
     (vii) related-party transactions, and
     (viii)entering into or modifying speculative and commodity hedge transactions (a single "point-person" for the Purchasers will be chosen to work on derivative trades in order to maintain the speed of execution that the Company needs).

     The Executive Committee may be disbanded by the Company at any time after the Purchasers and their affiliates no longer own the Minimum Ownership Amount.

     (c)  Amendments.  The Articles of Incorporation and/or Bylaws of MESA
          ----------
and each of its operating subsidiaries will be amended in a form acceptable to the Company and the Purchasers in order to effectuate the corporate governance provisions described in subparagraph (a) and (b) above and to prevent such provisions from being circumvented through subsequent amendments for so long as the Purchasers continue to own the Minimum Ownership Amount. In addition, the Company's rights plan shall have been amended, in a form acceptable to the Company and the Purchasers, so as to exclude the Transaction from the provisions of such plan.

     4.   Definitive Agreements.  The Purchaser's counsel will promptly
          ---------------------
begin drafting the Definitive Agreements, including, without limitation, a stock purchase agreement, certificate of designations, voting agreement, registration rights agreement and such other agreements as are necessary or desirable to set forth in detail the terms, provisions, and conditions for the proposed Transaction, including representations, warranties, covenants, conditions and indemnifications customarily contained in agreements for similar transactions, and in connection therewith the parties would cooperate and use their reasonable best efforts to complete the preparation, execution, and delivery of the Definitive Agreements as soon as practicable.

     5.   Certain Conditions.  It is recognized that the Transaction, would
          ------------------
be subject to certain conditions, including but not limited to the following:

     (a)  No Termination After Initial Review Period.  The Purchasers shall
          ------------------------------------------
not have elected to terminate this letter at the end of the Initial Review Period, as provided in Section I, Paragraph 2(b).

     (b)  Approval of Board of Directors.  Prior to the execution and
          ------------------------------
delivery of the definitive stock purchase agreement, the Board of Directors of the Company shall have approved the proposed Transaction, including the Rights Offering and the Debt Refinancing, agreed to recommend such matters to shareholders (to the extent that shareholder approval is necessary), and authorized the execution and delivery of the Definitive Agreements.

     (c)  Settlement Agreement.
          --------------------

     (i) Prior to the execution and delivery of the definitive stock purchase agreement all applicable requirements of that certain Agreement of Compromise and Settlement dated September 20, 1995, among MESA, Boone Pickens and the parties referred to as the WDB Parties therein (the "Settlement Agreement") shall have been satisfied so that the Transaction will be classified as an "Endorsed Major Transaction" thereunder, including, without limitation, receipt of opinions from Lehman Brothers Inc. (or such other acceptable investment banking firm), in the form and substance required by the agreement, to the effect that the proposed Transaction is fair to the Company from a financial point of view, and none of the amendments to the Company's articles and bylaws which are required to effectuate the Transaction shall be prohibited by Section 6(e) of the Settlement Agreement.

     (ii) At all times while the Purchasers and the Company are pursuing the Transaction (A) the Settlement Agreement shall remain in full force and effect and none of the parties thereto shall be in default thereunder, (B) the Company will not enter into any amendment to the Settlement Agreement without the consent of the Purchasers, and (C) no WDB Party shall have initiated a "Solicitation Action" (as defined in the Settlement Agreement) or taken any actions in the nature of those which are restricted by Section 4 of the Settlement Agreement, and no events shall have occurred which would otherwise give rise to a right in favor of any WDB Party to initiate or take any such actions.

     (d)  Shareholder Approvals.  At the closing date for the proposed
          ---------------------
Transaction, to the extent that shareholder approval of the Transaction is required, the holders of the requisite number of outstanding shares of capital stock of MESA shall have approved the terms of the Transaction.

     (e)  Governmental and Third Party Approvals.  At the closing date for
          --------------------------------------
the proposed Transaction, all required notices shall have been given and filings made, and, as the case may be, applicable waiting periods shall have expired without adverse action by, or favorable orders, consents, and approvals in the form required to consummate the proposed Transaction shall have been received (if required) from, necessary governmental agencies and third parties.

     (f)  Adverse Changes.  The Definitive Agreements will contain
          ---------------
conditions to closing requiring that there be no changes after the date of the financial statements, reports and other documents reviewed by the Purchasers in the course of their due diligence, in the business, assets, properties, liabilities (whether liquidated or contingent), financial condition, results of operations, or affairs of the Company, other than as a result of changes in oil and gas prices, which, in the good faith judgment of the Purchasers, have, in their total effect, been materially adverse, specifically including, without limitation, any material reduction (other than by production of reserves) in the aggregate total of the proved oil and gas reserves of the Company, below the aggregate reserve totals reflected in the most recent report for the Company reviewed by the Purchasers in the course of their due diligence.

     (g)  Absence of Litigation.  At the closing date for the proposed
          ---------------------
Transaction, other than suits to enforce the Definitive Agreements, there shall not be (i) any effective injunction, writ, or temporary restraining order or any other order of any nature issued by a court or governmental agency of competent jurisdiction directing that the proposed Transaction not be consummated, (ii) any action, suit, or proceeding pending or threatened in writing by or before any court or governmental body in which it is or may be sought to prohibit, substantially delay, or rescind the proposed Transaction, or the Debt Refinancing, or to obtain an award of damages in connection with the Transaction or the Debt Refinancing and which, in the good faith judgment of either of the parties, is material, or (iii) any litigation, claims or proceedings pending against the Company which, in the good faith judgment of either of the parties, would be expected to have a material and adverse affect on the Company.

     (h)  Due Diligence.  Prior to the execution and delivery of the
          -------------
Definitive Agreements, the due diligence conducted by the Purchasers and their respective advisors, accountants, and legal counsel in connection with the proposed Transaction (which shall include, without limitation, an evaluation of oil and gas reserves (both volumes and economics), reviews of pending litigation, accounting reviews of historical performance, balance sheet and cash flow statements and general and administrative expense details and projections; environmental reviews, legal due diligence and reviews of tax issues) shall not have caused the Purchasers to become aware of any facts relating to the business, assets, properties, liabilities, financial condition, results of operations, or affairs of the Company which, in the good faith judgment of the Purchasers, make it inadvisable for the Purchasers to proceed with the proposed Transaction.

     (i)  Environmental Standards.  Prior to the execution and delivery of
          -----------------------
the Definitive Agreements, the due diligence conducted by the Purchasers and their advisors and legal counsel in connection with the proposed Transaction shall not have caused the Purchasers to become aware of any violation or alleged violation by the Company, or any act, omission, event, or circumstance which, in the good faith judgment of the Purchasers, may constitute or serve as a basis for a material violation by the Company of any applicable federal or state law, rule, or regulation pertaining to health or the environment which, in the good faith judgment of the Purchasers, could cause a material adverse effect on the combined entities.

     (j)  Securities Laws.  The Transaction shall be effectuated in
          ---------------
compliance with all applicable federal and state securities laws and the issuance of the rights and the shares of Preferred Stock in connection with the proposed Rights Offering shall have been registered (or exempt from registration in the case of the shares offered and sold to the Purchasers) under the Securities Act of 1933 and shall have been registered or qualified under all applicable state securities laws where necessary (or exempt from such registration or qualification in the case of the shares offered and sold to the Purchasers).

     (k)  Listing of Shares.  At the closing date, the shares of Preferred
          -----------------
Stock and the underlying common shares issuable in connection with the proposed Transaction (and if necessary, the rights to be issued in the Rights Offering) shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

     (l)  Executive Shareholders Agreement.  To the extent that it is
          --------------------------------
determined that shareholder approval of the contemplated Transaction is required, then contemporaneously with the signing of the definitive stock purchase agreement, all holders of issued and outstanding shares of voting stock of MESA then serving in executive management positions would enter into a binding letter agreement with the Purchasers pursuant to which each such shareholder would agree to vote all the voting stock of MESA beneficially owned by such shareholder in favor of the proposed Transaction and would grant an irrevocable proxy to representatives of the Purchasers to vote all shares of voting stock of MESA owned by such shareholder in favor of the Transaction. In addition, the parties would cooperate with each other and use reasonable best efforts to seek the approval of the proposed Transaction by the WDB Parties (to the extent such parties continue to be shareholders).

     (m)  Continuing Operations.   During the period from the date hereof to
          ---------------------
the earlier of the termination of this letter or the termination of the Definitive Agreements or the consummation of the proposed Transaction thereunder (the "Interim Period"), the Company would conduct its business in the ordinary and usual course without unusual commitments and in compliance with all applicable laws, rules, and regulations and would not, without the prior written consent of the Purchasers: make any material changes in its capital structure other than as contemplated herein; incur any liability or obligation other than those incurred in the ordinary and usual course of business; incur any indebtedness for borrowed money, except for borrowings under existing credit lines and loan agreements; make any loans or advances other than advances to employees in the ordinary and usual course of business; declare or pay any dividend or make any other distribution with respect to its capital stock; issue, sell, or deliver or purchase or otherwise acquire any of its stock or other securities other than as contemplated herein or pursuant to stock options issued and outstanding on the date hereof; mortgage, pledge, or subject to encumbrance any of its assets or properties, other than those encumbrances arising by operation of law in the ordinary and usual course of business and those encumbrances incurred to secure existing credit lines and loan agreements; sell or transfer any of its assets or properties except in the ordinary and usual course of business; make any investment of a capital nature, other than capital expenditures relating to oil and gas projects which are made in the ordinary course of business; adopt or amend in any material respect any collective bargaining agreement or employee benefit plan; or enter into any contract, agreement, or other commitment which is material to the business, assets, properties, or financial position of the Company. In addition, it is specifically acknowledged that during the Interim Period the Company would not enter into any speculative or commodity swaps, hedges or other derivatives transactions without the prior approval of the Purchasers.

     (n)  Debt Refinancing.   The Debt Refinancing shall fund
          ----------------
contemporaneously with the closing of the Transaction.

                           SECTION II.
                        BINDING AGREEMENTS
                        ------------------

     1.   Necessary Information.  The Company shall promptly furnish to the
          ---------------------
Purchasers upon request, all information regarding its business, assets, properties, and financial condition which, in the reasonable judgment of the recipient, is necessary to enable it to conduct its due diligence relating to the proposed Transaction. The Company shall furnish to the Purchasers all information concerning the Company (including audited financial statements and statistical information) required for inclusion in any application or statement to be filed or made by the other party with or to any governmental agency or third party in connection with the proposed Transaction.

     2.   Exclusive Negotiations; Termination and Break-up Fees.
          ----------------------

     (a)  Exclusivity Agreement.  To encourage the Purchasers to proceed
          ---------------------
immediately with their initial review of the Transaction and their assistance in obtaining commitments for the Debt Refinancing, and after that, with their due diligence activity relating to the proposed Transaction, and in consideration of the time, effort, and expense to be incurred by the Purchasers in connection with the proposed Transaction and Debt Refinancing, the Company agrees that during the period from the date of its execution hereof until the termination of this letter of intent, or if a definitive stock purchase agreement is entered into, the termination of such agreement (the "Exclusivity Period"), the Company will not, and will use reasonable best efforts to insure that its directors, officers, affiliates and representatives (collectively with the Company, the "Company Parties") do not, directly or indirectly, solicit any offer from, initiate or engage in any discussions or negotiations with, or provide any information to, any corporation, partnership, person, or other entity or group (other than the Purchasers and their affiliates and representatives) concerning any possible proposal regarding a sale by the Company of its equity securities, or the issuance by the Company of debt and/or equity instruments in connection with refinancing its existing indebtedness (other than any such issuance in connection with the restructuring of such indebtedness following a default in payment thereof), or a merger, consolidation, liquidation, business combination, sale of assets of the Company or other similar transaction involving the Company or a substantial portion of the assets of the Company (any of the foregoing is referred to herein as a "Company Transaction"); provided that, the Company Parties may:

           (i) respond to any party that initiates discussions regarding a potential Company Transaction, solely to notify such party that it is engaged in the Transaction and will not engage in any further communications while pursuing the Transaction, except as permitted hereby; and

          (ii) respond to, engage in discussions or negotiations with, otherwise communicate with and provide information to a third party that initiates such communication or requests such information regarding a potential Company Transaction, but only if and to the extent that the board of directors of the Company has determined in good faith, taking into account the advice of its legal counsel and financial advisors, that its fiduciary duties to the Company's stockholders require the Company to respond to, communicate with or provide information to such third party regarding a potential Company Transaction (the "Exclusivity Exception").

     (b)  Notice to Purchasers. The Company shall promptly advise the
          --------------------
Purchasers orally and in writing of any inquiry or proposal by a third party regarding any Company Transaction.

     (c)  Termination Upon Breach; Break-up Fee.  The parties agree that
          -------------------------------------
this letter may be terminated by the Purchasers at any time following a breach of this Section II, Paragraph 2 by any of the Company Parties ("Exclusivity Breach"). The parties acknowledge that it would be difficult to establish the amount of actual damages that the Purchasers would incur as a result of the occurrence of any Exclusivity Breach. Therefore, the Company agrees that upon any termination of this letter by the Purchasers as a result of an Exclusivity Breach (i) the Company will on the date of such termination, pay as partial liquidated damages to the Purchasers, the amount of $500,000 in cash, and the Company will reimburse the Purchasers for all costs and expenses incurred in the Transaction, as more specifically provided in Section II, Paragraph 3(d), and (ii) if the Company shall subsequently participate in any Company Transaction within a one year period following the termination of this letter, or in any Company Transaction with a third party with whom the Company communicated in breach of this Paragraph 2 during the Exclusivity Period (regardless of the date of the closing of such transaction), the Company will pay liquidated damages to the Purchasers at the time of the closing of such transaction in the amount of $3,500,000 cash.

       (d)  Termination Upon Invoking Exclusivity Exception. The parties
            -----------------------------------------------
agree that this letter may be terminated (i) by the Purchasers at any time following a determination by the board of directors of the Company that the Exclusivity Exception should be invoked, and (ii) by the Company, upon payment of the fees and expenses referred to in Section II, Paragraphs 3(c) and (d) below, at any time after the Initial Review Period and whether before or after a definitive stock purchase agreement has been entered into by the parties, if the board of directors of the Company has determined in good faith that the Exclusivity Exception should be invoked and that the Company should pursue a potential Company Transaction not solicited by the Company.

     3.   Fees, Expenses and Indemnification.
          ----------------------------------

     (a)  Initial Payment.   Upon the execution of this letter by the
          ---------------
Company, the Company will pay to Rainwater, Inc. the amount of $500,000 (the "Initial Payment"), which Initial Payment shall be credited against the fees and expenses otherwise owed to the Purchasers upon termination hereof or upon the closing. To the extent that such Initial Payment exceeds the total of all such fees and expenses owed to the Purchasers following any termination hereof, such excess will be refunded to the Company.

     (b)  Closing Fee; Annual Fee and Expense Reimbursement. At the closing
          -------------------------------------------------
of the Transaction, the Company will pay to Rainwater, Inc., in cash, a fee in the amount equal to 3.5% of the aggregate amount of Preferred Stock offered in the Transaction (i.e. $265 million). Thereafter, for so long as the Purchasers and their affiliates continue to own the Minimum Ownership Amount, the Company will, on an annual basis, pay to Rainwater, Inc. (or such other Purchaser designated by it) an annual fee in the amount of $400,000 ("Annual Fee") and reimburse the Purchasers for all reasonable out of pocket expenses (including legal fees) incurred by Purchasers in monitoring this investment (including, without limitation, those incurred in connection with the Debt Refinancing after the closing of the Transaction), in an amount not to exceed $50,000. The Annual Fee is in consideration of the time and effort expended by the principals of Rainwater, Inc. and its affiliates in connection with providing continuing analysis and assistance to the Company during the course of the Purchasers' investment and will be in lieu of any transaction or success fees that might otherwise typically be charged for any such services performed in connection with specific transactions in which the Company participates in the future.

     (c)  Termination Fees.  The Company agrees that on the date of
          ----------------
termination of this letter by the Purchasers or the Company pursuant to Paragraph 2(d) of Section II, or by the Company pursuant to Paragraph 6(d) of Section II, or by the Purchasers pursuant to Paragraph 6(c) of Section II, the Company will (i) pay to the Purchasers a partial termination fee in the amount of $300,000 in cash, and the Company will reimburse the Purchasers for all costs and expenses incurred in the Transaction, as more specifically provided in Section II, Paragraph 3(d) hereof, and (ii) if the Company subsequently participates in any Company Transaction within a one year period following the termination of this letter, or in any Company Transaction with a third party with whom the Company communicated during the Exclusivity Period as a result of invoking the Exclusivity Exception (regardless of the date of the closing of such transaction), the Company will pay a fee to the Purchasers at the time of the closing of such transaction in the amount of $2,700,000 cash.

     (d)  Transaction Expenses.  The Company shall be responsible for the
          --------------------
payment of all expenses incurred by the Company in connection with the proposed Transaction, regardless of whether the Transaction closes, including, without limitation, all fees and expenses incurred in connection with any registration statements and proxy materials to be filed with the Securities and Exchange Commission and the fees and expenses of the Company's legal counsel and all third party consultants engaged by the Company to assist in the Transaction. The Company also agrees to reimburse the Purchasers for all out of pocket expenses reasonably incurred by the Purchasers in connection with the proposed Transaction, including, without limitation, the fees and expenses of the Purchasers' legal counsel and all third party consultants engaged by the Purchasers to assist in the Transaction, subject to the requirement that any such third party consultants other than accountants, oil and gas or environmental consultants, shall be subject to the approval of the Company, which approval will not be unreasonably withheld. Such reimbursements to Purchasers shall be due at the closing of the Transaction, or promptly following any earlier termination of the proposed Transaction for any reason (including, without limitation, any termination of this letter by election of the Purchasers whether upon conclusion of the Initial Review Period or otherwise).

     (e)  Indemnification.  Whether or not Definitive Agreements with
          ---------------
respect to the Transaction are executed, the Company agrees to provide indemnification and expense advancements to the Purchasers in accordance with the provisions set forth in Attachment II hereto.

     4.   Brokers.  Each party hereto represents and warrants to the other
          -------
party hereto that it has not employed any broker or finder in connection with the transaction contemplated hereby, except for Lehman Brothers Inc., which has been employed by the Company. The Company will be solely responsible for the payment of all fees and expenses owed to Lehman Brothers Inc. Each party agrees that it will indemnify the other party from and against any and all liabilities and obligations arising as a result of anyone claiming a commission, finder's fee, or other payment for services rendered as a broker or finder on behalf of the party against whom indemnification hereunder is sought in connection with the transaction contemplated hereby.

     5.   Nonbinding Nature of Section I.  Notwithstanding any indication in
          ------------------------------
this letter to the contrary, the matters set forth in Section I of this letter represent only a nonbinding summary of the discussions to date between the parties hereto with respect to the proposed Transaction outlined herein and do not constitute an agreement between the parties with respect to the proposed Transaction. The matters set forth in Section I are subject to the review and approval of the Company's Board of Directors and, if necessary under the circumstances or required by law, shareholders of the Company. In addition, the proposed Transaction is expressly subject to the review of the respective legal counsel, accountants, and other advisers of the Company and the Purchasers. Except as expressly provided in Section II of this letter (the provisions of which are fully binding on the parties), neither the Company nor the Purchasers shall have any liability or obligation with respect to the proposed Transaction, hereunder or otherwise, unless and until the Definitive Agreements are executed and delivered by the parties thereto.

     6.   Termination.  Without prejudice to the nonbinding nature of
          -----------
Section I hereof, this letter may be terminated and the proposed Transaction may be abandoned:

     (a) by the Purchasers at the end of the Initial Review Period as provided in Section I, Paragraph 2(b);

     (b)  at any time, by mutual consent of the parties hereto;

     (c) by the Purchasers, if any of the conditions in Section I, Paragraph 5(c)(ii) shall not be satisfied;

     (d) by the Company at any time after April 30, 1996, if the definitive stock purchase agreement has not been executed and delivered by the parties thereto by such date and if the Company shall have paid to the Purchasers the fee and expenses required by Section II, Paragraphs 3(c) and (d);

     (e) by the Purchasers at any time after April 30, 1996, if the definitive stock purchase agreement has not been executed and delivered by the parties thereto by such date;

     (f) by any party hereto at any time after November 30, 1996, if the proposed Transaction has not closed by such date; and

     (g) by the Purchasers or the Company upon compliance with the provisions in Section II, Paragraphs 2(c) or (d).

If this letter is terminated in accordance with the foregoing provisions of this Section II, Paragraph 6, this letter shall become void and of no further force or effect, except for the provisions of Paragraphs 2(c), 2(d), 3 and 4 of this Section II, which shall survive such termination; provided that the foregoing shall not relieve any party from liability for damages actually incurred as a result of any breach of the provisions of Section II of this letter.

     8.   Public Announcement.  Each party shall promptly advise and
          -------------------
cooperate with the other prior to issuing, or permitting any of its officers, directors, employees, or agents to issue, any press release with respect to the proposed Transaction, provided that any party may issue a press release after consulting with the other party if the party issuing such press release has received advice from its counsel to the effect that such press release is required by law.

     9.   Assignment.  Neither this letter nor any of the rights, interests,
          ----------
or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party, except that Rainwater, Inc. may assign to Richard E. Rainwater or to any subsidiary or affiliate of Rainwater, Inc. or Richard E. Rainwater, any of its rights, interests, or obligations hereunder, provided that such assignee agrees in writing to be bound by all the terms and provisions of this letter.

     10.  Notices.  Any notice or other communication required or permitted
          -------
hereunder shall be in writing and shall be delivered by hand, by telex or telecopier, or by certified or registered mail, postage prepaid. Any such notice or communication shall be deemed given upon its receipt at the following address:

     (a)  If to the Purchasers:    Rainwater, Inc.
                                   777 Main Street, Suite 2700
                                   Fort Worth, Texas 76102
                                   Attention: Kenneth A. Hersh
                                   (817) 820-6600
                                   (817) 820-6650 (Fax)

     (b)  If to the Company:       MESA Inc.
                                   1400 Williams Square West
                                   5205 North O'Connor Boulevard
                                   Irving, Texas 75039
                                   Attention: Stephen K. Gardner
                                   (214) 444-9001
                                   (214) 402-7028 (FAX)

     11.  Remedies.  In the event of any breach or threatened breach of any
          --------
of the provisions of Section II of this letter by either party hereto, the other party shall be entitled to equitable relief by way of injunction in addition to any other rights and remedies available to it.

     12.   Severability.  If any provision of Section II of this letter is
          -------------
declared void or unenforceable, such provision shall be deemed to have been severed from such Section, which shall otherwise remain in full force and effect.

     13.  Best Efforts.  Both parties shall use their reasonable best
          ------------
efforts to cause the transactions contemplated herein to be consummated in accordance the terms outlined herein.

     14.  GOVERNING LAW.  THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED
          -------------
AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS. The parties hereto hereby consent to the jurisdiction and venue of the courts of Dallas County, Texas.

     If the foregoing correctly sets forth the understanding between us with respect to the proposed transaction outlined herein, please sign two copies of this letter in the space provided below and return one executed copy to the undersigned before 3:00 p.m., Fort Worth time, on February 29, 1996. If we do not receive a fully executed copy of this letter by such time, this letter shall terminate and be of no further force or effect.

                                   Very truly yours,

                                   RAINWATER, INC.



                                   By: /s/ Kenneth A. Hersh
                                       --------------------------------
                                       Kenneth A. Hersh, Vice President





ACCEPTED AND AGREED TO
this 28th day of February, 1996.
     ----

MESA INC.



By:    /s/ Stephen K. Gardner
       ---------------------------------------
Name:  Stephen K. Gardner
       ---------------------------------------
Title: Vice President, Chief Financial Officer
       ---------------------------------------

                                    ATTACHMENT I
                               (To Letter of Intent)

                               MESA INC. - TERM SHEET


CONVERTIBLE PREFERRED STOCK:


Issuer:       MESA Inc. ("Mesa")

Issue: $265,000,000 Convertible Preferred Stock (the "Preferred Stock") Series A and B

              Series A and B will be identical in all respects other than the voting rights described below

Rights Offering
to Existing
Shareholders: Each shareholder of record as of a specified date will have the right to purchase, at the Purchase Price, a pro-rata portion of $132 million of the total issue, which right is transferrable and may only be exercised during the Exercise Period described below

              Each subscriber will also have an oversubscription privilege (permitting such subscriber to purchase, at the Purchase Price, the shares of Preferred Stock not subscribed to by other rights holders at the close of the Exercise Period) subject to a pro-rata allotment among such subscribers of the shares subject to purchase

              Shares sold to subscribers in the Rights Offering will be Series A shares

Standby
Commitment:   Purchasers will purchase, at the Purchase Price, $133 million of the total issue plus all shares of Preferred Stock not subscribed to by the rights holders after the close of the Exercise Period

              Shares sold to the Purchasers will be Series B shares, which will be automatically converted to Series A shares upon any transfer other than to an affiliate or another Purchaser

Rights Offering

Exercise
Period: An exercise period of 21 days or less (as established by the Company with the consent of the Purchasers) will begin not earlier than 75 days before the scheduled closing date of the Debt Refinancing

Preferred
Stock
Purchase
Price:        $2.26 per share  [initials of parties: /s/ SKG / /s/ KAH]
               ----                                  -------   -------

Ranking/
Liquidation
Preference:   The Preferred Stock will rank senior to all other series of preferred stock with respect to dividends and distributions of assets. The Preferred Stock will carry a liquidation preference equal to 100% of its Purchase Price, plus accrued dividends

Dividend
Rate: 8.0% dividend rate, payable quarterly in arrears. The dividend will be due and payable on each December 31, March 31, June 30 and September 30. The dividends will be cumulative and unpaid dividends will compound on a quarterly basis at the 8.0% rate

              Before the fourth anniversary of the issue date, all dividends will be paid-in-kind (PIK), with additional shares of Preferred Stock based upon the Conversion Price of such shares

              On and after the fourth anniversary of the issue date, the Company may elect to pay dividends in cash rather than PIK, for any quarter in which any of the following conditions are satisfied:

                   a. Fixed Charge Coverage Ratio.  If the average Fixed
                      ---------------------------
                      Charge Coverage Ratio (to be defined in the Definitive Agreements) of the Company for the four preceding quarters is in excess of 2.5

                   b. Gas Price Realization.  If the average gas price
                      ---------------------------
                      realized by the Company [e.g. net oil and gas sale proceeds (before LOE, production taxes and G&A expenses)] on an Mcf equivalent basis (using a 6:1 conversion ratio), for the four preceding quarters as reported in GAAP financial statements is in excess of $2.95

                   c. Stock Price Threshold.  If the average of the closing
                      ---------------------------
                      prices for MESA common stock during the 90 consecutive trading days preceding the tenth day prior to the record date for any dividend payment date which is after the fourth anniversary of the issue date, is more than three times the Conversion Price then in effect

                      If the Stock Price Threshold is met, the Company shall thereafter have the option to pay PIK dividends or cash dividends on any subsequent dividend payment date.

Conversion
Price/
Conversion
Ratio: The Conversion Price will be equal to the Purchase Price so that each share of Preferred Stock will be convertible, at the option of the holder, into one share of common stock, subject to adjustment as set forth below

Anti-Dilution
Protections:  MESA will grant the holders of the Preferred Stock certain anti-dilution protections acceptable to the Purchasers, including, without limitation, proportional adjustments for stock splits, dividends, recapitalizations and the like, as well as adjustments for payment of any cash dividends, certain adjustments upon the occurrence of fundamental change transactions, and adjustments upon the issuance of additional shares of equity securities below either the conversion or market price, subject to certain exceptions for common stock issuable on conversion and certain shares issuable pursuant to certain outstanding options or pursuant to current employee options plans.

Mandatory
Redemption:   Mandatorily redeemable at the end of 10 years, redemption
              price to be paid either in cash or in common stock, at the option of the Company as announced 30 days prior to the redemption date, with the number of shares of common stock used to pay the redemption price to be determined based upon the average trading price during the 20 day period ending five days before the redemption date

Common
Dividends:    No dividends on Common Stock will be allowed while the
              Preferred Stock is outstanding.

Covenants:    The Preferred Stock will have both affirmative and negative covenants which are acceptable to the Purchasers and are typical of securities of this type, with the violation of such covenants to trigger special voting rights or other typical remedial provisions

Voting
Rights: The Purchasers, as holders of the Series B Preferred Stock, will have the right, voting as a separate class, to elect two members to the Board of Directors for so long as the Purchasers own the Minimum Ownership Amount.

              The holders of each series of Preferred Stock will have the right to vote together with the Common Stock (on an as-converted basis) on all other matters coming before the stockholders, except upon matters requiring class voting or upon any of the following matters which will require the approval of the holders of at least a majority of the outstanding Series B Preferred Stock, voting as a separate class, for so long as the Minimum Ownership Amount is met:

                        (i) any amendments to the Articles or Bylaws relating to: meetings of shareholders; special meetings; meeting notices; quorum; size of board; vacancies; changes in voting rights; articles and by-laws amendment provisions; changes affecting the size, composition and authority of the executive committee, the compensation and stock option committee or any other aspect of the corporate governance provisions set forth in the letter of intent; or any other change which adversely affects the holders of the Preferred Stock; or

                        (ii) any merger, consolidation, reorganization, sale
              of substantial assets or other fundamental change.

Transferability/
Registration
Rights: The Preferred Shares issued to the existing shareholders and all underlying common stock shall be registered to the extent required to be freely transferrable by such shareholders. The Purchasers will be granted certain registration rights for the shares of Preferred Stock and the shares of Common Stock obtainable upon conversion of the Preferred Stock, on terms acceptable to MESA and the Purchasers. Such rights shall include at least three demand registration rights and registration rights for any shares sold for the purpose of paying taxes on PIK dividends theretofore received (if an exemption for such sale is not available). In addition, the Purchasers will be granted unlimited piggyback rights, subject to customary limitations imposed by underwriters. The costs of such demand rights and piggyback rights shall be borne entirely by MESA with the exception of the underwriters' gross spread and commissions.

                                ATTACHMENT II
                           (To Letter of Intent)

                         Indemnification Provisions

    (a)  Indemnity.  The Company agrees to indemnify and hold harmless
         ---------
Richard E. Rainwater, Rainwater, Inc. and his/its affiliates and each of their respective directors, officers, employees and agents (collectively, the "Indemnified Parties") from and against any and all Indemnified Liabilities, REGARDLESS OF WHETHER SUCH INDEMNIFIED LIABILITIES ARE CAUSED BY THE NEGLIGENCE OF AN INDEMNIFIED PARTY; provided however, that the Company shall not be obligated to indemnify an Indemnified Party with respect to any Indemnified Liabilities to the extent it is ultimately determined by a final non-appealable judgement of a court of competent jurisdiction that such Indemnified Liabilities were caused by the gross negligence or willful misconduct of such Indemnified Party.

    (b)  Advancement of Expenses.  At the written request of an Indemnified
         -----------------------
Party, the Expenses incurred by an Indemnified Party in connection with any Proceeding, other than as provided in subparagraph (c), shall be paid by the Company as and when incurred by the Indemnified Party in advance of the final disposition of such Proceeding upon receipt by the Company of an undertaking by or on behalf of an Indemnified Party to repay such amount to the extent that it is ultimately determined that an Indemnified Party is not entitled to be indemnified by the Company (a "Repayment Undertaking"). The request for advancement of Expenses by an Indemnified Party and the Repayment Undertaking need not be secured. Any advancement of Expenses shall be made no later than 20 days after receipt by the Company of the Repayment Undertaking from the Indemnified Party, and is required to be made notwithstanding any allegation by the Company or any other person that an Indemnified Party is not entitled to Indemnification pursuant to the exception set forth in subparagraph (a) hereof.

    (c)  No Indemnity or Expense Advancements for Certain Actions by
         -----------------------------------------------------------
Indemnified Parties. Notwithstanding any other provisions herein, the
-------------------
Company shall not be obligated hereunder to indemnify or advance Expenses to an Indemnified Party with respect to any Proceeding, or any claim therein, brought or made by an Indemnified Party against the Company, other than a Proceeding, or a claim therein, made by an Indemnified Party in connection with successfully establishing or enforcing his right of indemnification or to receive advancement of Expenses, in whole or in part, hereunder.

    (d)  Definitions.  As used herein the following terms shall have the
         -----------
meanings set forth below:

         "Indemnified Liabilities" mean any and all liabilities, obligations, losses, damages, penalties and Expenses of any kind or nature whatsoever with respect to or arising out of this letter, the proposed Transaction contemplated herein or the actual or proposed execution, delivery, enforcement and performance of the agreements referred to in this letter.

         "Proceeding" shall mean any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding, which is related to or arises out of this letter, the proposed Transaction contemplated herein or the actual or proposed execution, delivery, enforcement and performance of the agreements referred to in this letter.

         "Expenses" shall mean any expenses incurred in connection with a Proceeding, including, without limitation, all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a Proceeding.

     Capitalized terms used in this Attachment II that are not otherwise defined shall have the meanings contained in the attached letter of intent.

    (e)  Procedures.
         ----------

         (i) Promptly after receipt by an Indemnified Party of notice of the commencement of any Proceeding with respect to which an Indemnified Party demands indemnification or advancement of Expenses hereunder, such Indemnified Party shall promptly notify the Company in writing of the commencement thereof, provided that the failure to so notify the Company shall not relieve it from any liability that it may have to an Indemnified party, except to the extent that such failure has materially prejudiced the Company's ability to provide a defense in the Proceeding. The Company shall have the right to assume the defense of any Proceeding, but the Indemnified Parties collectively shall have the right, at the expense of the Company, to retain not more than one counsel of their choice to represent the Indemnified Parties in such Proceeding. The counsel for the Indemnified Parties may participate in, but not control, the defense of such Proceeding.

         (ii) The indemnity provided for herein shall cover the amount of any settlements entered into by an Indemnified Party in connection with any claim for which an Indemnified Party may be indemnified hereunder; provided that, no settlement binding on an Indemnified Party may be made without the consent of an Indemnified Party and the Company (which consent shall not be reasonably withheld).

         (iii) Any indemnification hereunder shall be made no later than 45 days after receipt by the Company of the written request of the Indemnified Party.

    (f)  Partial Indemnity.  If an Indemnified Party is entitled under any
         -----------------
provision hereof to indemnification or to receive advancement by the Company for some or a portion of the Expenses, judgments, fines or amounts paid in settlement actually and reasonably incurred by the Indemnified Party in the investigation, defense, appeal, settlement or other disposition of any proceeding but not, however, for the total amount thereof, the Company shall nevertheless indemnify the Indemnified Party for the portion thereof to which the Indemnified Party is entitled.

    (g)  Subrogation.  In the event of the Company's payment to an
         -----------
Indemnified Party hereunder, the Company shall be subrogated to the extent of such payment to all the rights of recovery of the Indemnified Party, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including without limitation the execution of such documents as may be necessary to enable the Company effectively to bring suit to enforce such rights.

    (h)  Severability.  If any provision or provisions hereof shall be held
         ------------
to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; and, to the fullest extent possible, the provisions of this Attachment II shall be construed so as to give effect to the intent manifested by the provisions held invalid, illegal or unenforceable.

    (i)  Termination.  All obligations of the Company provided for herein
         -----------
shall be superseded by, and expire upon execution of, the Definitive Documents. If the Definitive Documents are not executed, then the obligations of the Company provided for herein shall remain in effect until June 30, 1997, upon which date such obligations shall terminate and have no further force and effect. The termination of such obligations shall not terminate the Company's liability hereunder for claims or actions against an Indemnified Party arising out of any Proceeding initiated before such termination.

    (j)  Indemnity Not Exclusive.  The rights of indemnification and to
         -----------------------
receive advancement of Expenses as provided herein shall not be deemed exclusive of any other rights to which an Indemnified Party may be entitled under applicable law.